Exhibit 99.307

Nextech AR Solutions Corp. Announces its 2021

Investor Day

Vancouver, B.C., Canada – April 27, 2021 – Nextech AR Solutions (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), will host its virtual 2021 Investor Day on Thursday, April 29th from 1:00pm-3:00pm EST. Members of the Nextech Leadership Team will provide an update on the Company’s strategy, outlook and operations to investors and analysts. Login details for the event will be available next week on our website.

Please join the following Leadership Team at our LiveX event:

●	Evan Gappelberg, Founder & Chief Executive Officer

●	Eugen Winschel, Chief Operating Officer

●	Paul Duffy, President & Head of Sales

●	Hareesh Achi, President & Head of AR Ad Network

●	Rob Christie, SVP & Head of Product Development

●	Chris Burton, SVP Customer Experience & Head of Sales Americas and EMEA Regions

●	Dawsyn Borland, VP & Head of AR Innovation Labs

●	Conny Cay-Santos, VP of Special Projects

To accommodate a broader audience, a copy of the virtual presentation will be available on Nextech’s website.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Shauna Mason

Shauna.Mason@Nextechar.com

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.